Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 2026

                                 BX BUZZ ML-1 HOLDCO L.P.
By: BX Buzz ML-1 GP LLC, its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BX BUZZ ML-2 HOLDCO L.P.
By: BX Buzz ML-2 GP LLC, its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BX BUZZ ML-3 HOLDCO L.P.
By: BX Buzz ML-3 GP LLC, its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BX BUZZ ML-4 HOLDCO L.P.
By: BX Buzz ML-4 GP LLC, its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BX BUZZ ML-5 HOLDCO L.P.
By: BX Buzz ML-5 GP LLC, its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BX BUZZ ML-6 HOLDCO L.P.
By: BX Buzz ML-6 GP LLC, its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BX BUZZ ML-7 HOLDCO L.P.
By: BX Buzz ML-7 GP LLC, its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BX BUZZ ML-1 GP LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BX BUZZ ML-2 GP LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BX BUZZ ML-3 GP LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BX BUZZ ML-4 GP LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BX BUZZ ML-5 GP LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BX BUZZ ML-6 GP LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BX BUZZ ML-7 GP LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BLACKSTONE BUZZ HOLDINGS L.P.
By: BTO Holdings Manager - NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its indirect managing member

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Person

BLACKSTONE TACTICAL OPPORTUNITIES FUND - FD L.P.
By: Blackstone Tactical Opportunities Associates III - NQ L.P., its general partner
By: BTO DE GP - NQ L.L.C., its general partner

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Person

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP-GROWTH ESC L.P.
By: BXG Side-by-Side GP L.L.C., its general partner

By: /s/ Christopher Striano
Name: Christopher Striano
Title: Chief Financial Officer

BCP BUZZ HOLDINGS L.P.
By: BCP VII Holdings Manager - NQ L.L.C., its general partner
By: Blackstone Management Associates VII NQ L.L.C., its managing member
By: BMA VII NQ L.L.C., its sole member

By: /s/ Christopher Striano
Name: Christopher Striano
Title: Chief Operating Officer of Global Finance

BTO BUZZ HOLDINGS II L.P.
By: BTO Holdings Manager L.L.C., its general partner
By: Blackstone Tactical Opportunities Associates L.L.C., its managing member
By: BTOA L.L.C., its sole member

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Person

BXG BUZZ HOLDINGS L.P.
By: BXG Holdings Manager L.L.C., its general partner

By: /s/ Christopher Striano
Name: Christopher Striano
Title: Chief Financial Officer

BSOF BUZZ AGGREGATOR L.L.C.
By: Blackstone Strategic Opportunity Associates L.L.C., its managing member

By: /s/ Stephen O'Connor
Name: Stephen O'Connor
Title: Authorized Person

BTO HOLDINGS MANAGER - NQ L.L.C.
By: Blackstone Tactical Opportunities, Associates-NQ L.L.C., its managing member
By: BTOA - NQ L.L.C., its sole member

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Person

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES-NQ L.L.C.
By: BTOA - NQ L.L.C., its sole member

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Person

BTOA - NQ L.L.C.

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Person

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES III - NQ L.P.
By: BTO DE GP - NQ L.L.C., its general partner

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Person

BTO DE GP - NQ L.L.C.

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Person

BXG SIDE-BY-SIDE GP L.L.C.

By: /s/ Christopher Striano
Name: Christopher Striano
Title: Chief Financial Officer

BXG HOLDINGS MANAGER L.L.C.

By: /s/ Christopher Striano
Name: Christopher Striano
Title: Chief Financial Officer

BLACKSTONE GROWTH ASSOCIATES L.P.
By: BXGA L.L.C., its general partner

By: /s/ Christopher Striano
Name: Christopher Striano
Title: Chief Financial Officer

BXGA L.L.C.

By: /s/ Christopher Striano
Name: Christopher Striano
Title: Chief Financial Officer

BLACKSTONE STRATEGIC OPPORTUNITY ASSOCIATES L.L.C.

By: /s/ Stephen O'Connor
Name: Stephen O'Connor
Title: Authorized Person

BCP VII HOLDINGS MANAGER - NQ L.L.C

By: /s/ Christopher Striano
Name: Christopher Striano
Title: Chief Operating Officer of Global Finance

BLACKSTONE MANAGEMENT ASSOCIATES VII NQ L.L.C.
By: BMA VII NQ L.L.C., its managing member

By: /s/ Christopher Striano
Name: Christopher Striano
Title: Chief Operating Officer of Global Finance

BMA VII NQ L.L.C.

By: /s/ Christopher Striano
Name: Christopher Striano
Title: Chief Operating Officer of Global Finance

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS I/II GP L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BTO HOLDINGS MANAGER L.L.C.
By: Blackstone Tactical Opportunities Associates L.L.C., its managing member
By: BTOA L.L.C., its sole member

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Person

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES, L.L.C.
By: BTOA L.L.C., its sole member

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Person

BTOA L.L.C.

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Person

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE INC.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE GROUP MANAGEMENT L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

STEPHEN A. SCHWARZMAN
/s/ Stephen A. Schwarzman